Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
FOUR NEW MINES ON HORIZON
London, 10 November 2009 - Randgold Resources is to fast-track its Gounkoto project after a scoping study and first resource declaration confirmed robust economics well in excess of the company’s hurdle rates.
A prefeasibility study on the project, situated just 25 kilometres south of the company’s flagship Loulo complex in Mali, has been scheduled for completion by the end of the first quarter of 2010. The scoping study estimated an inferred mineral resource of 2.65 million ounces at a grade of 6.3g/t, with pit optimisations at gold prices of US$650/oz and US$850/oz both showing internal rates of return in excess of 60%.
Gounkoto joins a project line-up which also includes the Tongon mine in Côte d’Ivoire, currently being built and due for first production in the fourth quarter of 2010; Massawa in Senegal, where a prefeasibility study will be completed before the end of this year; and Kibali (formerly known as Moto) in the Democratic Republic of Congo, recently acquired in partnership with AngloGold Ashanti.
Chief executive Mark Bristow said that while 2009 was, as expected, proving to be a tough operating year for the company — which is substantially expanding its flagship Loulo complex and has converted the Morila joint venture into a stockpile treatment operation — it was also producing some very significant rewards thanks to outstanding delivery from its exploration and project teams and success on the new business front.
The company today reported gold sales of US$103.5 million for the third quarter, in line with the figure for the second quarter and up 32% on the corresponding period for 2008. However, with total cash costs rising 17% to US$68.2 million, profit for the quarter was US$13.6 million against the previous quarter’s US$18.9 million and a loss of US$684 000 for the corresponding period in 2008. Costs for the quarter were impacted by higher open pit and underground mining costs at Loulo and by Morila’s full transition from mining to stockpile processing.
Loulo produced 86 940 ounces of gold at a total cash cost of US$591/oz (Q2: 87 261 ounces at US$483/oz). The cost increase was mainly attributable to the mobilisation of a second mining contractor and the mining of additional lower-grade volumes from the open pit as a result of the slower than expected ramp-up in tonnage from the Yalea underground operation. During the quarter Loulo produced its millionth ounce of gold.
Water control and ventilation issues hampered the development and operating performance of Loulo’s Yalea underground mine but remedial steps have been taken to correct this. During the quarter, work started on the boxcut for Gara, which will be Loulo’s second underground mine.
In its first full quarter as a pure stockpile processor, Morila produced 79 963 ounces of gold at a total cash cost of US$525/oz (Q2: 86 061 ounces at US$463/oz). The operation is maintaining its drive to contain costs and to ensure that it remains a strong cash generator until its closure, currently scheduled for 2013. The mine also continues to work on a feasibility study to establish a sustainable agribusiness for the local community.
In Côte d’Ivoire, the development of the Tongon mine is ahead of schedule. During the quarter the government’s interministerial commission approved the mining licence, clearing the way for the formalisation of the mining convention.

Since the end of the quarter, Randgold and AngloGold Ashanti have completed their acquisition of Moto Goldmines. They have since announced an agreement to purchase an additional 20% stake in the Moto project from the Congolese parastatal OKIMO. Following this, the two companies will together own 90% of the project. The transaction is subject to certain closing conditions, including the approval of Randgold’s shareholders.
Also since the quarter-end, Randgold has announced that it has sold its interest in the Kiaka project in Burkina Faso to Volta Resources for CAN$4 million in cash and 20 million common shares in Volta. It will retain an interest in the upside of the project through its equity holding in Volta.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2009
Q3 HIGHLIGHTS

* Gounkoto scoping study confirms robust project economics

* Massawa prefeasibility study and resource update on track for completion in Q4

* Business combination with Moto completed after quarter end

* Strong market support for successful equity placement and Moto acquisition

* Higher mining costs and stockpile adjustments impact on total cash costs

* Delivery of long lead items ahead of schedule at Tongon

* Loulo reaches 1 million oz production mark

* Agreed sale of Kiaka with upside retained through equity
Randgold Resources Limited (“Randgold”) had 82.9 million shares in issue as at 30 September 2009
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2009	2009	2008	2009	2008

Gold sales*	103 472	103 626	78 283	295 041	260 515

Total cash costs*	68 165	58 089	52 293	177 084	150 718

Profit from mining activity*	35 307	45 537	25 990	117 957	109 797

Exploration and corporate expenditure	13 056	12 787	8 308	36 879	34 813

Profit before income tax and financing activities	15 731	26 477	14 706	63 971	63 147

Profit for the period	13 568	18 924	(684)	45 584	37 707

Profit attributable to equity shareholders	11 322	14 946	(1 430)	37 320	32 447

Net cash generated from operations	10 481	17 541	8 781	56 334	37 114

Cash and cash equivalents	520 765	219 987	264 365	520 765	264 365

Attributable production+ (ounces)	118 925	121 685	101 856	350 923	321 105

Group total cash costs per ounce*+ (US$)	573	477	513	505	469

Group cash operating costs per ounce*+ (US$)	522	428	468	455	422

*	Refer to explanation of non-GAAP measures provided.

+	Randgold consolidates 100% of Loulo and 40% of Morila.

COMMENTS
Gold sales for the quarter of US$103.5 million were in line with the previous quarter and up 32% from the corresponding period in 2008. The movement from the corresponding quarter in 2008 is due to a 15% increase in the average gold price received in the current quarter of US$883/oz compared to US$771/oz in the corresponding quarter last year, as well as a 17% increase in ounces produced in the current quarter of 118 925 ounces compared to 101 856 ounces in the third quarter of 2008.
Total cash costs of US$68.2 million increased by 17% from the June 2009 quarter and by 30% from the September 2008 quarter. The increase was mainly due to higher open pit mining costs incurred at Loulo during the current quarter. This related to costs incurred in connection with the increased tonnes mined compared to both the prior quarter and corresponding quarter in the previous year, following the successful introduction of a second mining contractor on site. The shortfall of ore from the underground at Loulo during the current quarter necessitated additional open pit volumes being mined at higher costs. Underground mining costs at Loulo also increased from the previous quarter, as a result of an increase in contractor’s staff complements and spares costs due to the additional equipment introduced.
Costs were further impacted following the full transitioning at Morila from open pit mining to stockpile processing. Consequently, on an attributable basis, stockpiles decreased by US$5.6 million at Morila during the quarter, compared to a decrease of US$3 million in the previous quarter. The cash cost per ounce at Morila increased by 13% from the prior quarter, mainly due to the stockpile adjustment of US$174/oz during the quarter (June 2009: US$88/oz), as well as a 7% reduction in ounces produced as the ore from stockpiles processed were of lower grade but in line with the mining plan.
Depreciation increased by 9% from the June 2009 quarter. This is due to Morila acquiring the mining fleet during the quarter and incurring depreciation on the fleet, as well as the increased capital expenditure at Loulo which attracts more depreciation as it becomes operational.
Profit from mining for the current quarter decreased by 22% from the previous quarter but increased by 36% when compared with the corresponding quarter in 2008.
Exploration and corporate expenditure was in line with the previous quarter and increased by 58% from the September 2008 quarter. This was mainly due to significant exploration expenditure incurred during the quarter as a result of accelerated drilling work at Massawa and Gounkoto.
Profit for the quarter of US$13.6 million compares to a loss of US$0.7 million during the corresponding quarter in 2008 and a profit of US$18.9 million during the June 2009 quarter. The reduction in profit in the current quarter is mainly the result of the increased costs highlighted above when compared to the previous quarter. Net profit in the current quarter includes a non-cash provision for ARS investments of US$0.9 million, whereas the corresponding quarter in 2008 included a similar provision of US$8.8 million, resulting in a loss for that quarter. Finance income increased from US$1.1 million in the June 2009 quarter to US$3.3 million in the September 2009 quarter. This is the result of increases in exchange gains on investment balances as a result of the strengthening of the pound and euro against the dollar. The pound strengthened on average by 6% and the euro by 5% from the previous quarter to the current quarter.
Gold sales for the nine months ending 30 September 2009 increased by 13% compared to the nine months ending 30 September 2008. This was due to a 9% increase in attributable ounces sold, as well as an increase in the average gold price received from US$813/oz during the nine months ended 30 September 2008 to an average price of US$842/oz for the nine months ended 30 September 2009.
Profit from mining increased by 7% during the nine months ending 30 September 2009, following the increase in gold sales, partially offset by stockpile movements. Ore was added to the stockpile at Morila during the nine months ending 30 September 2008, while ore was taken from the stockpile during the nine months ending 30 September 2009, as Morila began to process the stockpiles as planned. The net effect of this was to increase costs by US$21.9 million.
OPERATIONS
LOULO

Loulo produced 86 940 ounces of gold during the quarter at a total cash cost of US$591/oz, compared to 87 261 ounces in the previous quarter at US$483/oz. Lower ore grades of 4.1g/t (Q2 2009: 5.0g/t) were processed from Loulo 2 and 3 as opposed to the high grade Yalea ore fed in the previous quarter. This was offset by a higher recovery of 93.7% when compared with 78.0% from the metallurgically complex Yalea ore in the previous quarter. Throughput during the quarter was in line with the previous quarter despite the five day stoppage experienced in July as disclosed in the previous quarter’s report. This was largely attributable to the commissioning of the new cyclones and crushing circuit as part of the planned ramp-up to 300 000tpm.
Total tonnes mined increased to 7 336kt, 28% higher than the 5 751kt of the previous quarter. The increase in total cash cost per ounce was mainly attributable to higher open pit mining costs related to the second contractor’s mobilisation and fixed costs as per the contract and the additional volume mined from open pit. Underground mining costs at Loulo increased from the previous quarter as a result of the planned ramp up in tonnage from stoping operations. This acceleration was slower than initially planned which has necessitated mining of additional open pit volumes at higher costs. This was partially offset by a decrease in processing costs as a result of lower reagent consumption and a price decrease in grinding media as less metallurgically complex ore was treated this quarter when compared to the previous quarter.
LOULO RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
	2009	2009	2008	2009	2008

Mining
Tonnes mined (000)	7 336	5 751	5 696	18 526	20 616
Ore tonnes mined (000)	845	640	558	2 084	2 380

Milling
Tonnes processed (000)	701	699	658	2 084	2 045
Head grade milled (g/t)	4.1	5.0	3.2	4.3	3.3
Recovery (%)	93.7	78.0	93.7	86.2	91.9
Ounces produced	86 940	87 261	64 250	245 026	197 600
Average price received+ (US$/oz)	853	798	713	805	761
Cash operating costs* (US$/oz)	542	435	515	480	465
Total cash costs* (US$/oz)	591	483	556	527	507

Profit from mining activity* (US$000)	21 309	29 116	9 823	66 562	49 668

Gold sales*+ (US$000)	72 695	71 268	45 558	195 611	149 873

Randgold owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 18 750 ounces delivered at US$428/oz in the quarter ended 30 September 2009, 23 748 ounces delivered at US$441/oz in the quarter ended 30 June 2009 and 22 749 ounces delivered into the hedge at US$429/oz in the quarter ended 30 September 2008.
MORILA
This was the first quarter that 100% of the ore processed was from existing stockpiles. The mine produced 79 963 ounces of gold, 7% below the previous quarter’s 86 061 ounces but in line with the Life of Mine plan to treat lower grade stockpiles after completion of open pit mining activities in April. Total cash cost for the quarter of US$525/oz was 13% higher than the previous quarter of US$463/oz, due to the drop in the ore grade processed and increased stockpile adjustment costs of US$174/oz (Q2 2009: US$88/oz). The mine is continuing its drive to reduce costs to ensure that it remains a strong cash generator for the rest of the mine life.
Tonnes processed for the quarter of 1 100kt were slightly above the previous quarter’s 1 089kt, notwithstanding the change out of the SAG mill gearbox during the quarter. The process plant recovery of 90.5% for the quarter was 1% lower than the previous quarter (Q2 2009: 91.7%) but in line with the mine plan, recognising the treatment of lower grade ore during the quarter.

MORILA RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
	2009	2009	2008	2009	2008

Mining
Tonnes mined (000)	—	280	4 991	3 657	15 720
Ore tonnes mined (000)	—	195	1 180	1 620	3 921

Milling
Tonnes processed (000)	1 100	1 089	1 097	3 241	3 193
Head grade milled (g/t)	2.5	2.7	3.0	2.8	3.3
Recovery (%)	90.5	91.7	90.8	91.5	91.5
Ounces produced	79 963	86 061	94 016	264 743	308 762
Average price received (US$/oz)	962	920	870	926	896
Cash operating costs* (US$/oz)	467	408	388	398	354
Total cash costs* (US$/oz)	525	463	440	454	409

Stockpile adjustment (US$/oz)#	174	88	(119)	72	(108)

Profit from mining activity* (US$000)	34 995	39 325	40 418	125 148	150 323

Attributable (40% proportionately consolidated)

Gold sales (US$000)	30 777	31 667	32 725	98 094	110 642
Ounces produced	31 985	34 424	37 606	105 897	123 505
Profit from mining activity* (US$000)	13 998	15 730	16 167	50 059	60 129

*	Refer to explanation of non-GAAP measures provided.

#	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces produced. The total cash cost per ounce include non-cash stockpile adjustments.
The mine has continued to work on a feasibility study for a sustainable agribusiness planned after mine closure which is currently scheduled for 2013. USAID, the US government agency providing economic and humanitarian assistance to emerging markets, has indicated a strong willingness to become a partner in its development, with a workshop on the project planned for the fourth quarter. This should enable the management team to complete a more comprehensive feasibility study.
During the quarter CAMIDE (Center to Assist Microfinance and Development), the microfinance company providing microfinance facilities for retrenched employees, in partnership with Morila, has established and staffed their office at Sanso to assist former employees of the mine to transition into local businesses.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT

Yalea mine
During the third quarter of 2009 a total of 1 561 metres of development were completed in line with the previous quarter and 147kt of ore at a grade of 3.93g/t were hauled to surface, a 6% increase on the previous quarter. The Yalea twin declines have now been advanced to a distance of 1 350 metres from surface and a vertical depth of 217 metres. Overall development to date for the underground section is 8 834 metres.
The remedial work on water control and ventilation continued during the quarter which impacted the mine’s development and operating performance. This included the construction of a new main dam on 38 Level and installation of a second main mine fan.
Throughout the quarter the focus has been on working with the mine’s partners to address the key issues hampering the development, including the restructuring of both Randgold’s and Shaft Sinkers’ underground management teams, to ensure they deliver on ramping up the development.

Gara mine
The excavation of the boxcut commenced on schedule during the quarter. The Gara underground mine will be accessed via a twin decline system situated inside the southern part of the current Gara open pit. First ore at Gara is expected to be reached at the end of 2010. Ore will be transported via an overland conveyor from the mine to the Loulo plant.
LOULO 3 PROJECT
Continued drilling at the Loulo 3 complex has resulted in the merging of the North, Centre and South zones into a single orebody. Total mineral resources have increased 100% as a result.
LOULO 3: MINERAL RESOURCES as at 30 September 2009

			Gold	Attributable
	Tonnes	Grade	content	gold
Mineral Resource	(Mt)	(g/t)	(koz)	(koz)*

Measured	0.46	3.80	55.76	44.61

Indicated	1.13	3.48	126.04	100.83

Measured and indicated	1.58	3.57	181.80	145.44

Inferred	0.20	3.75	23.61	18.88

*	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in the Loulo project.
Mineral Resources are reported as the insitu mineral resources at a 0.5g/t cut-off falling within the US$850/oz pit shell. The mineral resource estimate was generated by Chiaka Berthe, an employee of Randgold, under the supervision of Rodney Quick, an employee of Randgold and Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’).
TONGON PROJECT
The Tongon mine development made excellent progress through the quarter. Last year’s market crisis has led to improved equipment delivery times for most of the major fabrication items. Consequently the project team is reviewing the potential positive impact this could have on the project’s completion which is currently scheduled for early in the fourth quarter of 2010.
The Tongon Mining Licence was approved by the COMINE (interministerial commission) on Thursday 10 September 2009. This is a requirement for the signing of the Presidential decree and approval of the mining convention, which process is underway.
Concrete foundations for the mill are currently being poured ahead of the anticipated early arrival of the first ball mill before the end of the year. Mechanical erection of the CIL tanks is now 55% complete.
Following completion of the first phase of the main water storage dam in the previous quarter, the excavation of the final dam spillway has commenced. Work will then commence on the second and final lift of the main water storage dam wall following the completion of the spillway.
The first two of six break-bulk vessels carrying the major project equipment items has sailed and the remainder of the equipment is expected to be delivered by March 2010.
Manpower levels continue to increase with 943 people now employed on site, and the level of skill of the local artisans in Côte d’Ivoire has allowed expatriate recruitment to be kept to a minimum (currently at approximately 7%). In keeping with Randgold’s commitment to localisation, local recruitment has been preferred. Of the local manpower employed, about 63% are from Tongon and neighbouring villages, with the balance coming from Korhogo, Abidjan and elsewhere in Côte d’Ivoire.
The date of the national elections scheduled for 29 November 2009 is currently under review and is expected to be postponed until next year.
MASSAWA PROJECT
The prefeasibility study continued during the quarter with the completion of geological modelling and the initiation of the mineral resource estimate. It is expected to be completed by the end of the year as planned. Geotechnical investigations for the pit slope design were completed. Metallurgical testwork continues on flotation concentrates. Preliminary site selection for the Tailings Storage Facility and Water Storage Dam has been completed. The social and economic baseline studies have commenced on the surrounding villages, the closest of which is six kilometres to the south west of the deposit. Baseline environmental studies continue on air, ground and surface water and noise levels.
GOUNKOTO PROJECT
Following the completion of the first drill campaign at Gounkoto, an inferred mineral resource of 13.1Mt at a grade of 6.29g/t for 2.65Moz has been estimated from the first 19 diamond holes and 9 RC holes over a 1 kilometre strike length.
GOUNKOTO: INFERRED MINERAL RESOURCES as at 30 September 2009

			Gold	Attributable
	Tonnes	Grade	content	gold
Mineral Resource	(Mt)	(g/t)	(Moz)	(Moz)*

Inferred	13.10	6.29	2.65	2.12

*	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in the Loulo project.
Mineral Resources are reported as the insitu mineral resources at a 0g/t cut-off falling within the US$850/oz pit shell.
A preliminary assessment has been conducted by Randgold on this inferred mineral resource. This assessment is preliminary in nature, in that it uses inferred mineral resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as mineral reserves and therefore there is no certainty that the preliminary assessment will be realised. For preliminary purposes, pit optimisations were carried out at US$650/oz and US$850/oz gold prices with the following input cost assumptions:
* US$2.74/tonne LOM mining cost;

* US$19/tonne processing cost;

* US$3.50/tonne administration cost;

* 95%, 93% and 91% metallurgical recovery for oxide, transition and fresh ore assuming a simple process of crush, mill and cyanide leach;

* Slope angles of 40 degrees in oxide and 45 degrees in hard rock; and

* 10% dilution and 3% ore loss.
The following scenarios were produced:

GOUNKOTO: PIT ASSESSMENTS

Output	Pit A*	Pit B**

Total tonnes (Mt)	99.31	108.17

Waste tonnes (Mt)	86.37	94.35

Ore tonnes (Mt)	12.94	13.83

Strip ratio	5.70	5.80

Grade (g/t)	6.00	5.78

Pit ounces (Moz)	2.50	2.57

*	Based on a US$650/oz whittle shell.

**	Based on a US$850/oz whittle shell.
Contained pit material is currently limited by the available resources and extending the depth of the present orebody will result in a larger pit at the higher gold price options. This model assumes a US$800/oz gold price and capital expenditure of US$230 million through a 2.4Mt per year plant with a flat 91% recovery, together with a 5 year tax holiday and 6% royalty producing the following outputs:
GOUNKOTO: FINANCIAL ASSESSMENTS

Output	Pit A*		Pit B**

Recovered ounces	2.26Moz		2.33Moz

Mine Life	5.5 years		6 years

Cash operating costs	US$	232/oz	US$	244/oz

Total cash costs	US$	280/oz	US$	292/oz

IRR		65%		62%

*	Based on a US$650/oz whittle shell.

**	Based on a US$850/oz whittle shell.

The scoping study assumes that the Gounkoto project will attract the same investment incentives as presented in the Loulo mining convention. Discussions with Government on fiscal parameters for the project development have commenced. The project comfortably passes the company’s hurdle rates and consequently the board has approved its progress to prefeasibility. This study is planned to be completed by the first quarter of 2010 and will include approximately 30 000 metres of drilling designed to infill the present drill pattern as well as testing depth and strike continuation. Further metallurgical testwork is underway to determine bond work indices and confirm recoveries. Initial baseline environmental, social and economic studies have commenced.
Randgold Qualified Persons
Information regarding data verification, quality assurance programs, exploration results, exploration information and property information for the Gounkoto project is documented in the Independent NI43-101 Technical Report on the Loulo Gold Mine, Randgold Resources, Mali, dated 3 September 2009 and is currently available under Moto Goldmine’s profile on the SEDAR website at www.sedar.com
The mineral resource estimate related to the Gounkoto project, presented in this release was generated by Chiaka Berthe, an employee of Randgold, under the supervision of Rodney Quick, an employee of Randgold and Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). The inferred mineral resource has utilised ordinary kriging within a geologically constrained unit, utilising diamond and reverse circulation data verified in the Independent NI 43-101 Technical Report on the Loulo Gold Mine, Randgold Resources, Mali, dated 3 September 2009.
The information in this release that relates to open pit optimisations was carried out by Onno ten Brinke, an employee of Randgold and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). Randgold considers the information to be a material change and as such a new Technical Report for the Gounkoto Project will be filed within 45 days after the issue of this release and will be available under Randgold’s profile on the SEDAR website at www.sedar.com
KIAKA PROJECT
As previously highlighted, Randgold has been exploring ways of bringing its Kiaka project to account. As such the company is pleased to have announced that it has signed a definitive agreement with Volta Resources Inc (“Volta”) (TSX:VTR) to sell its entire interest in the Kiaka gold project in Burkina Faso to Volta for an aggregate cash consideration of CAN$4 million and an aggregate share consideration of 20 million common shares in Volta, to be paid and issued over a period of up to 24 months. The transaction is conditional upon the approval of Volta shareholders, receipt of third party consents and regulatory approvals, including the approval of the Toronto Stock Exchange, which are expected to be received in the first half of November.
Randgold will retain an interest in the project through its equity holding in Volta.
EXPLORATION ACTIVITIES
Q3 coincides with the annual wet season in West Africa and an emphasis on the receipt of results, their integration and interpretation, together with planning of future programmes and budgets.
At Gounkoto, inferred resources of 13.1Mt at 6.29g/t, which equate to 2.65Moz, have been calculated and have resulted in a positive scoping study for the project. The project is now being progressed to feasibility stage and at the time of reporting, drilling had recommenced with a programme of 65 holes for 13 000 metres. This will take the interhole spacing to 50 metre by 50 metre and a vertical depth of 220 metres. The results from three boreholes, not presented last quarter, were received. These holes tested the deeper extensions of the mineralisation in the central and southern parts of the orebody while one hole, GKDH05, intersected strong mineralisation to the north of a northwest jog, in the northern part of the target. The drilling programme confirmed the continuity of mineralisation and geology over the full 1.1 kilometre strike length at Gounkoto. Mineralisation is open along strike and down dip.

GOUNKOTO: Q3 BOREHOLE RESULTS

				True	Average
	From	To	Interval	widths	grade
Hole Id	(m)	(m)	(m)	(m)	(Au g/t)	Including

GKDH05	83.80	117.00	32.20	23.40	6.63	10.3m@13.28g/t from 94.2m

	94.40	109.70	15.30	14.60	2.83

GKDH06						1.92m@31.77g/t from 158.6m
	152.80	177.20	24.40	22.80	4.94	1m@21.00g/t from 168.35m

GKDH07	154.72	167.25	12.53	11.20	12.97	4.38m@34.27 from 156.32m

The host rocks to the Gounkoto mineralisation are a sequence of fine grained arkoses which have undergone an early silicate carbonate alteration event. Greater than 95% of the sulphide is pyrite with minor arsenopyrite and chalcopyrite. Recent metallurgical testwork indicates very high recoveries of 95% from straight cyanidation, and for carbon-in-leach processes.
At Loulo 3, a programme of 38 RC holes was drilled to infill between the pits (North, Centre and South) and to test deeper areas of high grade beneath them. The programme at Loulo 3 North returned very strong grades from the northern and southern extents and below the base of the current pit. The results also indicate a shallow (30 degree) northerly plunge, which is the result of the intersection lineation between bedding and an S2 cleavage.
LOULO 3 NORTH: Q3 INTERSECTIONS

			True	Average
	From	To	widths	grade
Hole Id	(m)	(m)	(m)	(Au g/t)	Including

L3NRC268	99.00	105.00	6.00	6.56	2m@17.35g/t

L3NRC269	81.00	91.00	10.00	5.27	3m@10.33g/t

L3NRC271	136.00	140.00	4.00	5.18

L3NRC272	131.00	134.00	3.00	4.71

L3NRC273	95.00	114.00	19.00	2.68	2m@15.55g/t

L3NRC274	120.00	125.00	5.00	5.11

L3RC175	83.00	97.00	14.00	7.86	7m@14.67g/t

L3RC176	57.00	60.00	3.00	3.73

A programme of 12 holes was drilled around the Loulo 3 Central pit, with results confirming extensions to mineralisation away from the pit.
LOULO 3 CENTRE: Q3 INTERSECTIONS

			True	Average
	From	To	widths	grade
Hole Id	(m)	(m)	(m)	(Au g/t)	Including

	17.00	22.00	5.00	3.13	1m@12.50g/t from 17m

L3RC133	26.00	32.00	6.00	4.72	1m@22.10g/t from 31m

	35.00	40.00	5.00	3.52	1m@10.20g/t from 37m

					4m@15.76g/t from 41m
L3RC137	41.00	53.00	12.00	7.10	1m@8.24g/t from 48m

L3RC157	73.00	83.00	10.00	2.00	2m@7.20g/t from 73m

L3RC171	87.00	91.00	4.00	2.60

L3RC174	35.00	39.00	4.00	16.09	2m@30.60g/t from 37m

	42.00	45.00	3.00	1.27

L3RC177	98.00	103.00	5.00	2.23	1m@5.60g/t from 99m

L3RC178	83.00	90.00	7.00	3.41	1m@12.10g/t from 87m

	105.00	109.00	4.00	1.04

L3RC180	109.00	119.00	10.00	3.99	2m@14.95g/t from 112m

	125.00	131.00	6.00	1.14

L3RC188	26.00	27.00	1.00	6.70

L3RC192	79.00	80.00	1.00	20.70

	83.00	102.00	19.00	1.56

At Loulo 3 South, 5 infill holes were drilled which also returned good grade from beneath the pit. Between the Centre and South pit a high grade, southerly plunge has been highlighted with 7 metres at 18.89g/t and 4 metres at 10.04g/t. This plunge is the resultant intersection lineation between the northeast trending Yalea structure and a cross cutting north-south structure, a very similar scenario to that which controls the purple patch at Yalea.

LOULO 3 SOUTH: Q3 INTERSECTIONS

			True	Average
	From	To	widths	grade
Hole Id	(m)	(m)	(m)	(Au g/t)	Including

L3RC181	115.00	119.00	4.00	10.04	2m@18.60g/t from 115m

L3RC182	124.00	134.00	10.00	5.16	5m@8.82g/t from 129m

L3RC183	83.00	87.00	4.00	0.06

L3RC193	95.00	102.00	7.00	18.89	2m@61.15g/t from 96m

L3RC194	90.00	93.00	3.00	2.25

A new zone of mineralisation has been identified at Loulo 3 and has been termed the Southwest target. This target is narrow but does have the potential to provide additional near surface ounces. Mineralisation is associated with north-south striking haematite veins. All of the new drilling is currently being modelled and new resources calculated and the mine plan updated.
This quarter’s programme at Loulo 3 has clearly identified the continuity of the mineralised structure between the various Loulo 3 pits. Additionally the widths and grades from these areas are consistently higher than indicated from early drilling and confirm that the Loulo 3 complex is one deposit. The Loulo 3 target is just one of numerous targets hosted within the Yalea structure, a 10 kilometre long, northeast trending structure which is implicated in the formation of the Yalea deposit itself. The occurrence of the high-grade Loulo 3 mineralisation is testament not only to the existing potential at Loulo 3 itself but also to the prospectivity of the whole Yalea structure.
LOULO 3 SW: Q3 INTERSECTIONS

			True	Average
	From	To	widths	grade
Hole Id	(m)	(m)	(m)	(Au g/t)	Including

L3RC121	5.00	9.00	4.00	1.19

L3RC122	13.00	17.00	4.00	13.57	3m@17.27g/t from 13m

L3RC123	34.00	36.00	2.00	1.42

L3RC124	20.00	26.00	6.00	2.02	1m@6.50g/t from 25m

L3RC125	5.00	11.00	6.00	0.19

L3RC126	1.00	2.00	1.00	0.85

L3RC127	26.00	31.00	5.00	4.40	2m@8.93g/t from 29m

L3RC128	12.00	16.00	4.00	25.14	1m@95.00g/t from 13m

L3RC129	18.00	20.00	2.00	16.90	1m@32.60g/t from 18m

L3RC130	5.00	9.00	4.00	4.78	2m@8.90g/t from 6m

L3RC189	30.00	31.00	1.00	0.85

L3RC190	57.00	61.00	4.00	3.52	2m@6.00g/t from 58m

L3RC191	44.00	47.00	3.00	3.29

On the Bambadji JV in Senegal, results have been received from a 9 122 metre RAB and 827 metre RC drilling programme. Positive results were returned from the Kolya, Kabetea and Baquata targets, where both RAB and RC drilling intersected altered and mineralised rocks over considerable strike lengths. At Kolya for example, a tourmalinised sandstone has returned anomalous lithosamples, and RAB intersections over a five kilometre strike. In the north of the target RC drill holes returned 7 metres at 3.12g/t and 17 metres at 7.58g/t. However the results from Mananord and Kabewest have resulted in these two targets being eliminated from the resource triangle.
In Southern Mali generative work interpreted regional radiometric data, integrating regional soil geochemistry, geology and knowledge from the research at Morila to develop a new geotectonic architecture for the region. We are now evaluating the use of airborne gravity surveys to help us prioritise follow-up areas for exploration.
At Massawa, prefeasibility drilling was completed, all the results have been received and a robust geological model constructed. The data has now been passed on to the evaluation team for an updated resource calculation. The drilling has confirmed continuity of gold mineralisation and grade over a four kilometre strike in three zones: Central, North 1 and North 2. The latest drilling has highlighted upside potential of previous gaps between these zones. Hole MDH232 was drilled to test 250 metres below the surface and returned 44.88 metres at 3.42g/t. This was drilled below an earlier hole, MWDH042, which returned only 10.66 metres at 0.57g/t in the gap between North 1 and 2. In addition, a southerly plunge has been noted controlling high grade gold mineralisation and the down plunge extension will be a priority follow-up target. In the central zone a high grade zone containing abundant coarse visible gold has been identified over a 700 metre strike length where spectacular grade intercepts have been returned from haematite veins: MWDDH184 – 4.1 metres at 33.78g/t; MWDDH198 – 10.30 metres at 76g/t including 0.8 metres at 947g/t; and MWDDH201 – 11.10 metres at 49.9g/t including 4 metres at 133.73g/t.
In Côte d’Ivoire a new geological interpretation and target generation exercise has been completed over the Nielle permit. The generative exercise added 13 new targets and increased the number of Nielle targets in the resource triangle from 32 to 45. Follow-up programmes are currently being designed and implemented. The interpretation over the Nielle permit will now be expanded to the north to cover the Diaouala permit, as well as the south over the recently acquired Fapoha permit. These three contiguous permits give Randgold control of 130 kilometres of continuous strike along the Senoufo Greenstone Belt.
Given the positive results from the Nielle permit scale interpretation, work will also focus on a similar exercise for the Boundiali Belt. With Boundiali, Tengrela South and Mankono, they provide Randgold with 165 kilometres of accumulated strike along this belt.
In Burkina Faso, following the signing of the definitive agreement to sell its entire interest in Kiaka to Volta, the team is now working on the identification of new opportunities.
In Ghana, following five years of exploration, we were unable to identify an advanced target or highlight a project meeting the investment criteria of Randgold. We have therefore made a strategic decision to suspend operations in country.
Similarly, in Tanzania, we are in the process of handing back our permits to the Government and will suspend active exploration. The team has been transferred to the Kibali project in the Democratic Republic of the Congo.
At the Kibali project, a team of Randgold geologists has been established on site. The initial priority will be a ‘blitz’ on the geology to develop a geological model of the orebodies. At present there is no geological model and the orebody models are derived from joining the grade dots. The work will include surface mapping, underground mapping and the integration of historical data with the drill data to develop 3D geological models. During this period resource and reserve updates will continue with Cube Consulting and SRK Consulting, incorporating the latest drill results to August 2009. It is envisaged that clear guidance on a timeline for the proposed development of the project, will be given in January 2010. There are four key strategic areas which will be the focus of exploration for Randgold going forward:
1. Sabodala Belt Senegal: Completion of Massawa feasibility study and commence exploration on satellite targets.
2. Senegal-Mali shear zone (SMS): Completion of Gounkoto feasibility study and the identification of additional satellite deposits for the Loulo plant.
3. Northern Côte d’Ivoire (Senoufo and Boundiali belts): Development of a well balanced resource triangle over these two belts.
4. Kibali: Development of geological model for the Kibali deposits and final feasibility study.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2009	2009	2008	2009	2008

REVENUES
Gold sales on spot	113 282	114 248	88 528	325 498	287 781
Profit/(loss) on hedging contracts	(9 962)	(10 846)	(10 245)	(31 348)	(27 266)

Total revenues	103 320	103 402	78 283	294 150	260 515

Other income	958	788	2 722	3 672	5 251

Total income	104 278	104 190	81 005	297 822	265 766

COSTS AND EXPENSES
Mine production costs	53 311	43 277	47 946	139 297	140 898

Movement in production inventory and ore stockpiles	3 534	4 119	(4 015)	5 134	(16 769)

Depreciation and amortisation	7 469	6 905	5 698	20 780	17 088

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2009	2009	2008	2009	2008

Other mining and processing costs	4 708	4 177	3 338	13 343	9 828

Mining and processing costs	69 022	58 478	52 967	178 554	151 045

Transport and refining costs	384	386	423	1 162	1 657

Royalties	6 085	6 062	4 601	17 256	15 104

Exploration and corporate expenditure	13 056	12 787	8 308	36 879	34 813

Total costs	88 547	77 713	66 299	233 851	202 619

Finance income	3 313	1 107	2 263	3 658	7 486

Finance costs	(543)	(271)	(4 138)	(1 458)	(5 551)

Provision for financial assets	(935)	(3 885)	(8 840)	(5 910)	(8 840)

Finance income/(costs) – net	1 835	(3 049)	(10 715)	(3 710)	(6 905)

Profit before income tax	17 566	23 428	3 991	60 261	56 242

Income tax expense	(3 998)	(4 504)	(4 675)	(14 677)	(18 535)

Profit for the period	13 568	18 924	(684)	45 584	37 707

Other comprehensive income

Cash flow hedges	5 676	9 853	19 682	20 457	20 226

Total comprehensive income	19 244	28 777	18 998	66 041	57 933

Profit attributable to:
Owners of the parent	11 322	14 946	(1 430)	37 320	32 447
Non-controlling interests	2 246	3 978	746	8 264	5 260

	13 568	18 924	(684)	45 584	37 707

Total comprehensive income attributable to:
Owners of the parent	16 998	24 799	18 252	57 777	52 673
Non-controlling interests	2 246	3 978	746	8 264	5 260

	19 244	28 777	18 998	66 041	57 933

Basic earnings per share (US$)	0.14	0.19	(0.02)	0.48	0.43
Diluted earnings per share (US$)	0.14	0.19	(0.02)	0.47	0.42
Average shares in issue (000)	80 821	76 739	76 341	78 058	76 244

These results are presented as the Q3 report and announcement of the results for the nine months ended 30 September 2009. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2008 and which will form the basis of the 2009 annual report. This announcement has been prepared in compliance with IAS 34 – Interim Financial Reporting.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At
	30 Sept	31 Dec	30 Sept
US$000	2009	2008	2008

Assets
Non-current assets
Property, plant and equipment	438 790	336 138	310 257

Cost	558 429	434 997	404 871
Accumulated depreciation and amortisations	(119 639)	(98 859)	(94 614)

Deferred tax	594	1 559	1 622
Long term ore stockpiles	43 833	48 831	53 755
Receivables	6 651	9 403	19 495
Available-for-sale financial assets	32 690	38 600	40 110

Total non-current assets	522 558	434 531	425 239

Current assets
Inventories and ore stockpiles	91 921	81 781	70 948
Receivables	79 650	47 499	39 283
Cash and cash equivalents	520 765	257 631	264 365

Total current assets	692 336	386 911	374 596

Total assets	1 214 894	821 442	799 835

	At	At	At
	30 Sept	31 Dec	30 Sept
US$000	2009	2008	2008

Equity attributable to owners of the parent	1 071 064	674 396	649 641
Non-controlling interests	22 009	13 745	13 554

Total equity	1 093 073	688 141	663 195

Non-current liabilities
Long term borrowings	516	1 284	1 490
Loans from minority shareholders in subsidiaries	2 990	3 032	3 073
Deferred tax	3 016	3 016	1 451
Financial liabilities – forward gold sales	4 169	15 749	25 383
Provision for rehabilitation	14 174	14 054	11 364

Total non-current liabilities	24 865	37 135	42 761

Current liabilities
Financial liabilities – forward gold sales	27 176	37 388	40 016
Trade and other payables	65 962	48 110	2 178
Current tax payable	2 844	9 190	43 283
Current portion of long term borrowings	974	1 478	8 402

Total current liabilities	96 956	96 166	93 879

Total equity and liabilities	1 214 894	821 442	799 835

Property, plant and equipment for the nine months ended 30 September 2009 increased by US$123 million. This was mainly due to capital expenditure of US$53 million incurred on the underground developments and purchase of equipment at Yalea and Gara as well as the crusher plant upgrade, stockpile reclaim facility, overland conveyer expenditure, power plant expansion and the oxygen plant expansion at Loulo. Capital expenditure at Tongon included costs related to earthworks, site establishment, infrastructure, design and engineering, as well as progress payments on the mills, crushers and fleet amounting to US$65 million.
The decrease in long term ore stockpiles is due to the decrease in stockpiles at Morila following the transitioning at Morila from open pit mining to stockpile processing.
The decrease in non-current receivables from December 2008 to September 2009 is the result of the continued decrease in TVA and fuel duty balances at Morila.
Available-for-sale financial assets consist of auction rate securities (“ARS”) with a par value of US$49 million. The carrying value of these investments is US$32.7 million, following an additional provision of US$5.9 million which was made during the nine months ended 30 September 2009, as well as provisions made against these ARS during the latter part of 2008, as a result of the deterioration of the underlying credit ratings of the collateral of certain of the ARS. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model valuation method. The company believes that it has been the subject of a fraud committed by brokers working for a large investment bank through material misrepresentations of the nature of the ARS in which the group was invested. Consequently, the company has engaged lawyers, and in October 2008, the company commenced arbitration proceedings for US$49 million against the relevant investment bank and the brokers for their misconduct. These individuals are the subject of criminal proceedings instigated by the US Government, in which the company has cooperated with the Department of Justice, and regulatory proceedings instigated by the US Securities and Exchange Commission. In July 2009, one of the two brokers pleaded guilty in the criminal proceeding, and in August 2009, a jury returned a guilty verdict against the other broker. The company believes the criminal and regulatory proceedings reinforce its position. There can be no assurance that the company will be successful in its actions against the bank or the individual brokers, and consequently the company has not relied upon this for the determination of the provision.
The increase in current inventories and ore stockpiles is due to an increase in supplies and insurance spares at Loulo, due to increased demand for mining strategic stocks, reagents and grinding media resulting from the development of the underground mines.
The increase in short term receivables is due to an increase in TVA balances at Loulo following the end of the exoneration period on 8 November 2008, as well as advances made to contractors at Loulo.
The increase in cash and cash equivalents is the result of the successful equity raising in August 2009 where 5.75 million shares were issued to shareholders, raising approximately US$331 million after underwriting commission and before expenses.

The financial instruments liability decreased from US$53.1 million at 31 December 2008 to US$31.3 million at the end of the current quarter, calculated at the spot price as at 30 September 2009 of US$996/oz (31 December 2008: US$865/oz), due to the company delivering 66 246 ounces into its hedge positions during the nine months ended 30 September 2009.
The increase in accounts payable and accrued liabilities is mainly as a result of the timing of payments of creditors and closer management of trade creditors at Loulo.
Provisional tax payments in Mali are made in March, July and November for corporation tax, while the final tax payment is made in April for the previous financial year, and are calculated based on the preceding year’s profits. Profits in 2008 were materially higher than 2007, which resulted in a large tax liability arising at December 2008. The current tax payable balance at 30 September 2009 is lower than the balance at 31 December 2008 as a result of the lower profits from mining at Morila during the current year, following the transitioning of the mine to a stockpile treatment operation as detailed earlier in this report.
BUSINESS COMBINATION WITH MOTO GOLDMINES LIMITED (“MOTO”)
On 15 October 2009, after the quarter end, the plan of arrangement (the “Plan of Arrangement”) to effect the business combination between Moto and Randgold, which was announced on 5 August 2009, was completed. Consequently, Randgold and AngloGold Ashanti Limited, through their indirect jointly owned subsidiary, now control Moto, having acquired all 111 085 009 outstanding Moto common shares. Moto shareholders elected to receive, in aggregate, approximately US$76.9 million under the cash election offered by Randgold. Since this amount did not exceed the maximum cash election which was made available pursuant to the Plan of Arrangement, no pro-ration of the cash amount payable to such holders was required. As a result, an aggregate of 6 628 769 new ordinary shares (“Randgold Shares”), including Randgold Shares to be represented by American Depositary Shares (“ADSs”), have been issued in connection with the transaction representing, in aggregate, approximately 7.4% of Randgold’s ordinary shares in issue. In connection with its acquisition of an indirect 50% interest in Moto, AngloGold Ashanti Limited has funded the payment to former Moto shareholders under the cash election and has paid to Randgold approximately US$171 million.
As the Plan of Arrangement was completed after the quarter end, the effects of the above have not been taken into account in the quarterly numbers. Going forward, under IFRS, the transaction will be accounted for as an investment in a joint venture and Randgold will proportionally consolidate its 50% interest in Moto from the date of acquisition.
Had the transaction been effected at the quarter end, the material impacts on Randgold’s consolidated balance sheet as at 30 September 2009 following the transaction would have been:*

At 30 Sept
US$000	2009

Increase in mineral properties (non-current assets)	312 477
Increase in other assets and liabilities (net)	(10 310)
Increase in cash and cash equivalents	181 203

Increase in equity attributable to owners of the parent	(483 370)

*	Does not include any fair value adjustments or acquisition costs other than the issue of shares and payments of cash to Moto shareholders under the cash election.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity	Non-
	Number	Share	Share	Other	Retained	attributable	controlling	Total
	of ordinary	capital	premium	reserves	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000	US$000	of parent	US$000	US$000

Balance — 31 Dec 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093

Movement on cash flow hedges — Transfer to income statement	—	—	—	27 266	—	27 266	—	27 266

						Total equity	Non-
	Number	Share	Share	Other	Retained	attributable	controlling	Total
	of ordinary	capital	premium	reserves	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000	US$000	of parent	US$000	US$000
Fair value movement on financial instruments	—	—	—	(7 040)	—	(7 040)	—	(7 040)

Net income recognised directly in equity	—	—	—	20 226	—	20 226	—	20 226
Net profit	—	—	—	—	32 447	32 447	5 260	37 707

Total comprehensive income for the period	—	—	—	20 226	32 447	52 673	5 260	57 933

Share-based payments	—	—	—	4 877	—	4 877	—	4 877

Share options exercised	261 500	13	2 433	—	—	2 446	—	2 446

Exercise of options previously expensed under IFRS 2	—	—	793	(793)	—	—	—	—

Shares vested#	6 594	—	160	(160)	—	—	—	—

Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)

Balance — 30 Sept 2008	76 408 424	3 822	454 200	(45 241)	236 860	649 641	13 554	663 195

Balance — 31 Dec 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges — Transfer to income statement	—	—	—	31 348	—	31 348	—	31 348
Fair value movement on financial instruments	—	—	—	(10 891)	—	(10 891)	—	(10 891)

Net income recognised directly in equity	—	—	—	20 457	—	20 457	—	20 457

Net profit	—	—	—	—	37 320	37 320	8 264	45 584

Total comprehensive income for the period	—	—	—	20 457	37 320	57 777	8 264	66 041

Share-based payments	—	—	—	7 342	—	7 342	—	7 342

Share options exercised	666 400	34	10 956	—	—	10 990	—	10 990

Exercise of options previously expensed under IFRS 2	—	—	2 663	(2 663)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Capital raising	5 750 000	287	341 844	—	—	342 131	—	342 131

Costs associated with capital raising	—	—	(11 605)	—	—	(11 605)	—	(11 605)

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Balance — 30 Sept 2009	82 924 178	4 148	800 093	(6 512)	273 335	1 071 064	22 009	1 093 073

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

*	Other reserves include the cumulative charge recognised under IFRS2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges.
CONSOLIDATED CASHFLOW STATEMENT

	9 months	9 months
	ended	ended
	30 Sept	30 Sept
US$000	2009	2008

Profit after tax	45 584	37 707
Income tax expense	14 677	18 535
Profit before income tax	60 261	56 242
Adjustment for non-cash items	32 815	31 095
Effects of changes in operating working capital items	(12 567)	(45 054)

Receivables	(28 434)	6 690
Inventories and ore stockpiles	(5 142)	(24 560)
Trade and other payables	21 009	(27 184)

Income tax paid	(24 175)	(5 169)

Net cash generated from operating activities	56 334	37 114

Additions to property, plant and equipment	(123 432)	(57 449)

Net cash used by investing activities	(123 432)	(57 449)

Proceeds from issue of ordinary shares	341 516	2 446
Decrease in long term loans	(1 317)	(2 775)
Dividends paid to company’s shareholders	(9 967)	(9 154)

Net cash generated from/(used by) financing activities	330 232	(9 483)

Net increase/(decrease) in cash and cash equivalents	263 134	(29 818)
Cash and cash equivalents at beginning of period	257 631	294 183

Cash and cash equivalents at end of period	520 765	264 365

NON-GAAP MEASURES
Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
NON-GAAP	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2009	2009	2008	2009	2008

Gold sales on spot	113 282	114 248	88 528	325 498	287 781
Profit/(loss) on hedging contracts	(9 962)	(10 846)	(10 245)	(31 348)	(27 266)
Elimination of inter company sales	152	224	—	891	—

Gold sales	103 472	103 626	78 283	295 041	260 515

Mine production costs	53 311	43 277	47 946	139 297	140 898
Movement in production inventory and ore stockpiles	3 534	4 119	(4 015)	5 134	(16 769)
Transport and refinery costs	384	386	423	1 162	1 657
Royalties	6 085	6 062	4 601	17 256	15 104
Other mining and processing costs	4 708	4 177	3 338	13 343	9 828
Elimination of inter company sales	143	68	—	892	—

Total cash costs	68 165	58 089	52 293	177 084	150 718

Profit from mining activity	35 307	45 537	25 990	117 957	109 797

FORWARD COMMODITY CONTRACTS
The group’s hedging position at 30 September 2009 is summarised below:

	Forward	Forward sales
	sales	average
HEDGING POSITION	ounces	US$/oz

Year ended 2009	18 750	428
Year ended 2010	41 748	500

Total	60 498	478

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to the spot gold prices. The remaining portion of the hedge book represents approximately 11% of planned production at Loulo and 8% of the group’s production for the period.

GENERAL
The company intends to finalise its 2010 budget during the fourth quarter and guidance will be presented to the market in January, as is our custom. Given the significant project growth pipeline that the company has developed, the key focus for management going forward will be delivering on important milestones to bring each asset to account. Based on current gold price and cost assumptions, the company’s strong balance sheet and cashflows from existing operations should ensure that it will be able to fund all its currently identified projects from internal cash resources.
On 31 October 2009, Randgold and its joint venture partner AngloGold Ashanti, signed a definitive agreement with OKIMO to purchase an additional 20% stake in Kibali for US$113.6 million, taking their combined share of the project to 90%. The transaction is subject to a number of conditions, including Randgold shareholder approval, for which the company will post a circular in the near future with the intention of seeking shareholder approval before the year end.
The directors confirm to the best of their knowledge that:
a) these third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b) the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief executive	Financial director
10 November 2009
RANDGOLD RESOURCES NEWS UPDATES
MOVING AHEAD ON KIBALI
Following the completion of the Moto acquisition, the Randgold Resources team is moving rapidly to fill the gaps in the feasibility study on the project — renamed Kibali — and to bring it into production as quickly as possible.
First up is a review of the geological model. “This is the foundation on which everything is based and so our initial objective is a geological blitz in which all surface and underground mapping and historical data will be integrated with the drill data to develop a three-dimensional model. Resource and reserve updates will continue during this period,” says group GM project development and environment Rod Quick.
By January 2010, the company should be in a position to give a definite timeline for the development of the project. During 2010, the team will be looking at optimising the present feasibility, including re-estimating resources and reserves in the light of the revised geological model.
Kibali is one of the largest undeveloped gold deposits in Africa. A feasibility study completed earlier this year envisages an open pit and underground mining operation with probable mineral reserves of 5.5 million ounces which is planned to produce some 2.4 million ounces of gold in its first five years.
KIBALI QUALIFIED PERSONS
The mineral reserve and gold production estimates related to Kibali included in this report were reviewed and approved by Quinton de Klerk, a director of Cube Consulting Pty Ltd, Paul Kerr, a senior consultant (Underground Mining) employed by SRK Consulting Pty Ltd and Fred Kock, a lead metallurgist of Orway Mineral Consultants (WA) Pty Ltd (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators) and documented in the Amended and Restated Technical Report, Moto Gold Project, Democratic Republic of Congo, dated 20 April 2009. This report is available under Moto Goldmines’ profile on the SEDAR website at www.sedar.com
MARKET AGAIN SHOWS SUPPORT FOR STRATEGY
The market has again registered a resounding vote of confidence in Randgold Resources’ growth strategy through its strong support for the company’s global equity offer as well as its acquisition of Moto.

In July, 5.75 million new shares were placed with a range of investors at US$59.50 per share, raising US$341 million which will be used to fund the development of the Gounkoto, Massawa and Moto projects, among other things. In October, the majority of Moto shareholders not only endorsed the acquisition but elected to take Randgold shares instead of the cash option on offer.
Chief executive Mark Bristow believes that investors recognise the effectiveness of Randgold’s strategy of building long-term value, and prize its proven ability not just to discover growth opportunities but also to bring them profitably to account.
“It is a strength of this strategy that it is capable of generating both a classic greenfields discovery such as Gounkoto as well as a new business opportunity such as Moto, which not only has the potential to rank with our other world-class assets but takes us into a new and exciting goldfield,” Bristow said.
Bristow said the company’s strategy also created the qualities that differentiate it from the rest of the industry:
*	a pipeline of growth prospects which is projected to increase production some 50% by 2011;

*	a strong balance sheet and no debt, particularly important in current capital markets;

*	the capacity to operate in Africa and a strong presence in its major goldbelts;

*	a geographical concentration which provides significant synergistic benefits;

*	a business plan built on a conservative US$650/oz gold price;

*	and, not least, a pure gold focus.
“Ours has always been a dynamic business and the current developments will mark another major stage in our continuing evolution. Investors may rest assured, however, that the one thing about Randgold Resources that won’t change is the strategy that has served us so well,” Bristow said.
DELIVERING THE GOODS
With so many major projects in or near development, the next 15 months will be critical to the future of Randgold Resources as it continues to grow in size and scope, says chief executive Mark Bristow.
The management team has set itself a series of targets to be achieved during this period. These deliverables are:
*	Complete the Loulo expansion, which sets it up to expand its annual production to 400 000 ounces.

*	Complete the Massawa prefeasibility study by the fourth quarter of this year.

*	Complete the Gounkoto prefeasibility study by the first quarter of 2010.

*	Bank Massawa and Gounkoto by the fourth quarter of 2010.

*	Pour the first gold at Tongon in the fourth quarter of 2010, setting up the company to meet its production guidance of 600 000 attributable ounces per year by 2011.

*	Complete the Moto feasibility study review and give a definite development timeline in the first quarter of 2010.
“It’s a challenging programme which spans the full spectrum from exploration through development to production, but if the Randgold Resources record shows anything, it’s that our team is capable of hitting the targets we set ourselves,” Bristow said.
Our timeline

Q4 2010 — Bank Massawa and Gounkoto projects

Q4 2010 — Pour first gold at Tongon mine

Q1 2010 — Complete prefeasibility study on Gounkoto

Q1 2010 — Start development of Gara underground

Q1 2010 — Kibali project development roadmap

Q4 2009 — Complete Yalea underground expansion

Q4 2009 — Complete prefeasibility study on Massawa

Q4 2009 — Close Kibali (Moto) deal and complete review

GOUNKOTO — THE NEXT MORILA?
With an initial inferred mineral resource of more than 2.6 million ounces at a grade of over 6g/t, a relatively simple metallurgy process with recoveries consistently over 90% and its location just 25 kilometres south of the Loulo complex, Gounkoto has many of the same characteristics as Morila, says Rod Quick, group GM project development and environment.
“For this reason we’re putting it on the fast track, initiating studies that would normally only be done during the latter stages of the feasibility process. It’s about managing the risk — as the complexities increase, one needs to make sure all the possibilities are explored, and when the early work indicates that it is safe to do so, the process can be accelerated to deliver value sooner,” he says.
With the project comfortably passing the company’s hurdle rates, the board has approved a prefeasibility study scheduled for completion by the first quarter of 2010. It will include 30 000 metres of drilling designed to infill the existing drill pattern as well as to test depth and strike continuation.
LATEST SUCCESSES CROWN SUSTAINED EXPLORATION EFFORT
Randgold Resources’ recent exploration successes, notably the Massawa and Gounkoto discoveries, did not come overnight but are the products of a sustained exploration effort over the company’s 14-year history, says group exploration manager Paul Harbidge.
“Gounkoto deserves special mention as it is the quintessential greenfields discovery generated by model-driven exploration,” says Harbidge. “Its discovery was aided by the use of the latest technology, an airborne VTEM electromagnetic survey which produced a new geological and structural framework for the Loulo district, highlighting Gounkoto as a priority target. It’s worth noting that most of the deposit is covered by up to 20 metres of river gravel.”
Harbidge says Gounkoto, along with Massawa and Loulo, has provided further proof of the prospectivity of the Kedouga-Kenieba Inlier, which is developing into one of the world’s premier gold exploration regions.
In addition to completing the Gounkoto and Massawa feasibility studies, and reviewing the Kibali (formerly Moto) geological model, the exploration team is also focusing on the development of a well-balanced resource triangle for the Senoufo and Boundiali belts in the Côte d’Ivoire.
TONGON AHEAD OF SCHEDULE
The development of the Tongon mine in Côte d’Ivoire is slightly ahead of schedule and still within budget as it continues to move steadily towards its first gold pour in the fourth quarter of 2010.
Last year’s global economic crisis reduced the delivery times for most of the major fabrication items and the Tongon team continues to seek ways of leveraging this situation to the project’s advantage.
The first two of six break-bulk vessels carrying the major equipment has already sailed and the rest of the equipment is expected by March 2010.
Concrete foundations for the mill are currently being poured in anticipation of the early arrival of the first ball mill before the end of the year and mechanical erection of the CIL tanks is 55% complete. Work will soon start on the final lift of the main water storage dam, the first phase of which was completed last quarter.
Manpower levels continue to rise and 943 people are now employed on site. In line with Randgold’s commitment to localisation, about 63% of these are from Tongon and neighbouring villages with another 30% coming from elsewhere in Côte d’Ivoire.
RANDGOLD TO CONTROL MINING FLEET
Randgold Resources has created an asset leasing company in a joint venture with DTP Terrasement, a subsidiary of Bouyges. The company will own mining equipment which it will lease to the Randgold operations where DTP is the contract miner. This will enable Randgold to control the mining fleet, and influence costs, while still benefiting from the contractor’s mining expertise.
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www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, in the section entitled “Risk Factors” in Randgold’s prospectus published on 12 October 2009 in relation to the consideration shares issued to former Moto shareholders and the risk factors contained in the Moto management information circular dated 10 September 2009 which was filed and is available under Moto’s profile on the SEDAR website at www.sedar.com Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.